LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbreisman@earthlink.net

telephone 954-344-0809

facsimile 928-569-8195

April 12, 2006

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Physicians Remote Solutions, Inc. ( the “Company”)

Registration Statement on Form SB-2

Filed February 6, 2006

File No. 333-131599

Dear Mr. Owings:

Accompanying this letter and being filed electronically is Amendment No. 1 to the Company’s registration statement Form SB-2.

Reference is made to your letter of March 8, 2006. The following paragraph numbers and captions correspond to the numbered paragraphs in your letter. Paragraph numbers 41 through 46 will be responded directly by the Company’s independent  The factual basis for the following responses was provided to us by the Company.

General

1.

The Company’s plan of operations has been revised to make it clear that it has both a specific business plan and purpose.  In addition, the Company has no present intention to engage in a merger or acquisition with any company or companies or person or entity.  Accordingly, the Company is not a “blank check company” within the meaning of Rule 419.

Prospectus Cover Page

2.

Because the Company cannot determine whether the selling stockholders will actually sell their shares in the offering, the word “will” has not been included in the first sentence.  It is the Company’s intent to file a supplement to its prospectus pursuant to Rule 424(b) to reflect the change to a  market price when the shares begin trading on a market.  Because of the disclosure in the registration statement,

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

April 12, 2006

the Company does not believe that such change will represent (a) a fundamental change in the information in the registration statement; or (b) include any additional or changed material information on the plan of distribution.

3.

The term “listed” has been replaced with “quoted.”

4.

The information required by Item 501(a)(9)(iii) and (iv) of Regulation S-B has been included.

5.

Disclosure has been made that there are no arrangements to place any funds in an escrow, trust or similar account and there is no provision for any refund of any funds received by the Company in the offering.

Prospectus Summary

Our Proposed Business,

Corporate Information,

6.

Disclosure has been made that the Company anticipates that its beta testing will be completed prior to June 30, 2006.  Disclosure has also been made to the effect that there can no assurance that even if the Company is successful in raising significant capital, future development or manufacturing efforts will proceed or will be successful.

7.

The Company intends to shortly begin beta testing of the DR Speak system and  it does not believe that the testing will require any material expenditure by it.  Disclosure has been added to the effect that if, based upon the results of the beta testing, the Company believes that further development of system is required, the Company may not be able to do because it may not have sufficient capital.  A cross reference to  Risk Factors has also been added. The following sentence has also been added: “Because of the “best efforts” nature of our offering, we can not assure you that any funds we receive will not be used entirely for the expenses of the offering.”

Risk Factors,

8.

The acronyms have been eliminated.

9.

The requested risk factor has been added having the caption “If our shares do not become quoted on the Over-the-Counter Bulletin Board, any trading market for the shares may be adversely affected.”

10.

The requested risk factor has been added having the caption “We may not sell sufficient shares, if any, in our offering made by this prospectus to fund anycorporate purpose.”  That risk factor contains a reference to “Use of Proceeds.”

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

April 12, 2006

Because of the limited capital available to us

11.

A separate risk factor has been presented as you requested.  The following sentence has been added to that risk factor: “Other than any proceeds we may receive in our offering made by this prospectus, we are not aware of any sources of capital available to us.”

Because our executive officers will devote only a portion of their time to us

12.

The following sentence has been added: “Although neither of our executive officers can now determine the amount of time he will devote to our affairs, neither will devote his full to us unless we have sufficient capital to adequately compensate him.”

Our business decisions will likely be made without the benefit

13.

Disclosure has been added to the effect that because the Company has not made any sales, its reliance has been based upon Dr. Del Pin’s subjective judgment.

If the use of the Dr. Speak subjects physicians and others to violations of the of the Federal Health Insurance Portability and Accountability Act of 1996

14.

Disclosure has been made that the Company believes that it will not be subject to the provisions of the Federal Health Insurance Portability and Accountability Act of 1996.

The large number of shares eligible for public sale after this offering

15.

The minimum and maximum number of shares  has been disclosed.

Dilution

16.

The Company believes that the table, as revised, complies with the requirements of Rule 506.  We do not understand your comment in the second sentence of your letter under this caption.

Use of Proceeds

17.

The requested disclosure has been made.

Management’s Plan of Operation

18.

The Plan of Operation has been substantially revised.

Proposed Business

Out-Patient Billing

19.

The Company has determined not to provide its Internet address.

20.

The reference to the study has been deleted.

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

April 12, 2006

21.

Please se the above response.

Development and Testing of the DR. Speak System

22.

Additional disclosure has been added relating to additional testing and the necessary criterion.

23.

The following sentence has been added: “Decisions relating to the need, if any, for further development and the time of commencement of our marketing and manufacturing program will be made by our management upon obtaining the results of the beta testing.  It has also been disclosed that the Company anticipates that its beta testing will be completed prior to June 30, 2006.

Our Agreements with GetAGeek, Inc.

24.

GetAGeek is not a subsidiary of the Company.  Disclosure has been added to the effect that GetAGeek is not an affiliate of the Company or of any of its affiliates.

Management

25.

The requested disclosure has been made

26.

The non-cash compensation paid to Gary Cella has been disclosed and a cross reference to “Certain Transactions” has been added.  The compensation paid to the other officers is not required to be disclosed under this caption pursuant to the last sentence of Instruction 1. to Instructions to Item 402(a)(2).

Security Ownership of Certain Beneficial Owners and Management

27.

The number of holders of record has been disclosed.

Certain Transactions

28.

Disclosure has been made that the services rendered had a nominal value.

Selling Shareholders

29.

Disclosure has been made that Ms. Stewart received a fee of 128,000 shares from the founders in connection with shares sold by them.

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

April 12, 2006

30.

The founders did not sell any shares to Mr. Schreiber.  Disclosure has been added with respect to shares privately sold by them with respect to which Ms. Stewart received a finder’s fee.

31.

Mr. Schreiber and Ms. Stewart have advised the Company that they are not  a broker/dealer.

Plans for Distribution

32.

The methods to be used by Mr. Cella have been disclosed.

33.

As stated under “Plans of Distribution,” the offering will be made through the Gary Cella who will not be compensated for offering the shares.  Section 15(a) of the Securities Exchange Act of 1934, as herein relevant, requires registration of any “broker” or “dealer.”  Section (3)(a)(4) of the Exchange Act defines a “broker” as any person engaged in the business of effecting transactions in securities for the account of others.  Section 3(a)(5) of the Exchange Act defines a “dealer” as any person engaged in the business of buying and selling securities for such person’s own account through a broker or otherwise.   (emphasis added)   We have been advised by Mr. Cella that he is not engaged in any business described in Sections 3(a)(4) or 3(a)(5) of the Exchange Act and has not been so engaged for more than five years.  Accordingly, Mr. Cella does not believe that he is a broker or a dealer or that he is required to register as a broker or dealer.

Rule 3a4-1 under the Exchange Act  provides a “safe harbor” for persons who are not registered under Section 15(a) of the Exchange Act such as Mr. Cella. In this connection, please note that subparagraph (b) of Rule 3a4-1 expressly provides that no presumption shall arise that an associated person of the issuer has violated Section 15(a) of the Exchange Act solely by reason of his participation in the sale of securities of the issuer if he does meet the operative conditions of such rule.

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

April 12, 2006

34.

The sentence referring to “due diligence” has been deleted.

35.

Disclosure has been made that the Company’s private placement was considered.  In addition, the following sentence has been added: “The ultimate determination of the public offering price was purely subjective and it bears no relationship to any recognized criteria of value.”

36.

The offering price of the Company’s shares in the primary offering has been revised to be the same as the offering price of the selling stockholders’ shares.  The Company does not know how the selling stockholders determined their offering price.

37.

The requested disclosure has been added.

38.

The term “listed” has been replaced by the term “quoted.”

39.

The selling stockholders intend to offer their shares prior to the time that the Company’s shares are quoted on the Bulletin Board.

40.

The “penny stock” disclosure has been expanded.

Part II

Recent Sales of Unregistered Securities

47.

The requested disclosure has been made.

48.

The Company relied on the exemption from the registration requirements of the Securities Act of 1933 pursuant to the provisions of Rule 506  thereunder.

49.

Item 701 of Regulation S-B, as herein relevant, refers to securities that the Company has sold.  It does not require disclosure of securities sold by the Company’s stockholders   Of the shares being registered for resale by the selling stockholders, 1,300,000 shares were sold directly to them by the Company and the remaining shares were sold to them by other stockholders of the Company.

50.

The requested disclosure has been made.

Exhibits

Exhibit 5.01 Opinion regarding securities being registered

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

April 12, 2006

51.

The opinion is included

Exhibit 10.5

52.

The exhibit has been described as “Form of Registration Rights Agreement” (emphasis added).  It would be impractical and serve no purpose to include each executed agreement as an exhibit inasmuch as the text is the same in each agreement.

Undertakings

53.

The revised form has been included.

If you any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman